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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CNinsure Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Cathay Capital Holdings II, L.P.
c/o New China Capital Management, LP
Attn:  Ling Liu
One Dock Street
Stamford, CT 06902
(203) 328-1800

With a copy to:

George Y. Liu, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depository shares (“ADSs”), evidenced by American Depository Receipts, each representing 20 ordinary shares of the Issuer. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“the Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Cathay Capital Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,748,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,748,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,748,8601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

2 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Cathay Master GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,748,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,748,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,748,8603
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%4
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

4 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON New China Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,748,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,748,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,748,8605
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%6
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

5 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

6 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. NCCM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,748,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,748,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,748,8607
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%8
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

7 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

8 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. TAM China, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,748,860
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,748,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,748,8609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%10
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

9 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

10 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. The Cathay Investment Fund, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,40011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%12
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

11 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

12 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. New China Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,40013
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%14
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

13 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

14 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma International L.P. / 06-1539218
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,983,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,983,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,983,42015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%16
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

15 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

16 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma Partners LLC / 06-1111569
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,407,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,407,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,94017
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%18
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

17 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

18 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma International Limited / Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,961,180
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,961,180
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,961,18019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%20
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

19 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

20 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Paloma Partners Management Company / 13-3145891
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,352,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,352,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,352,54021
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%22
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

21 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

22 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON. Trust Asset Management, LLP/ 66-0595952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,352,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,352,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,352,54023
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%24
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

23 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

24 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352K 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON S. Donald Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,075,340
	8	SHARED VOTING POWER 47,205,800
	9	SOLE DISPOSITIVE POWER 26,075,340
	10	SHARED DISPOSITIVE POWER 47,205,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,281,14025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%26
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

25 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

26 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G2352 108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Paul S. Wolansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,716,740
	8	SHARED VOTING POWER 15,853,260
	9	SOLE DISPOSITIVE POWER 14,716,740
	10	SHARED DISPOSITIVE POWER 15,853,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,570,00027
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%28
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

27 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

28 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

CUSIP No. G4161R 100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF PERSON Hermann Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF,OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,846,520
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,846,520
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,846,52029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%30
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

29 Represented by ADSs, each representing 20 ordinary shares of the Issuer.

30 Based upon a total of 1,010,997,726 outstanding ordinary shares of the Issuer as of December 31, 2010, as reported in the Issuer’s annual report on Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010).

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 (the “Common Stock”)31, of CNinsure Inc., a Cayman Islands exempted company (the “Issuer”).  The principal executive offices of the Issuer are located at 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, People’s Republic of China.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Cathay Capital Holdings II, L.P. (“Cathay Capital”); Cathay Master GP, Ltd. (“Cathay GP”); New China Capital Management, LP (“New China”); NCCM, LLC (“NCCM”); TAM China, LLC (“TAM China”); The Cathay Investment Fund, Limited (“CIF”); New China Investment Management, Inc. (“NCIM”); Paloma International L.P. (“PILP”); Paloma Partners LLC (“Paloma Partners”); Paloma International Limited (“Paloma Limited”); Paloma Partners Management Company (“PPMC”);  Trust Asset Management, LLP (“TAM”);  S. Donald Sussman (“Mr. Sussman”); Paul S. Wolansky (“Mr. Wolansky”); and Hermann Leung (“Mr. Leung”). We sometimes herein refer to Cathay Capital, Cathay GP, New China, NCCM, CIF, NCIM and Messrs. Wolansky and Leung as the “New China Reporting Persons” and to TAM China, PILP, Paloma Partners, Paloma Limited, PPMC, TAM, and Mr. Sussman as the “Sussman Reporting Persons.”  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

(i) Cathay Capital: Cathay Capital is a private investment fund typically engaged in making private equity and related investments in companies operating in greater China.

(ii) Cathay GP: Cathay GP is the general partner of Cathay Capital.  Messrs. Sussman, Wolansky and Leung, directly and/or indirectly, own Cathay GP and Mr. Sussman and Mr. Wolansky are the sole directors of Cathay GP.

(iii) New China: New China is the investment manager for Cathay Capital.  Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of the interests in New China.

(iv)  NCCM: NCCM is the general partner of New China.  Mr. Wolansky is the owner and sole member of NCCM.

(v) TAM China:  TAM China is a general partner of New China.  Mr. Sussman, directly and/or indirectly, owns and is the sole member of TAM China.

(vi) CIF: CIF is a private investment fund formerly engaged in making private equity and related investments in greater China and currently in the process of returning capital to investors.

(vii) NCIM: NCIM is the investment manager for CIF.  Messrs. Sussman, Wolansky and Leung are officers of NCIM and Mr. Sussman and Mr. Wolansky are the sole shareholders and directors of NCIM.

(viii) Mr. Wolansky:  Mr. Wolansky’s positions and holdings are described in (ii), (iii), (iv) and (vii) above.

(ix) Mr. Leung:  In addition to the information regarding Mr. Leung provided in (ii) and (vii) above, Mr. Leung is the Executive Director of New China Capital Management (HK) Limited, an affiliate of New China.

(x) Mr. Sussman: In addition to the information regarding Mr. Sussman provided in (ii), (iii), (v) and (vii) above, Mr. Sussman, directly and/or indirectly, owns and controls TAM and is the President of Capital Asset Management, its managing partner.  Mr. Sussman is also Chairman and founder of PPMC and co-owns PPMC with certain of its senior employees.

(xi) PILP: PILP is the master fund into which Paloma Limited and Paloma Partners invest substantially all of their capital.  PILP holds its shares of the Issuer’s Common Stock through Sunrise Partners Limited Partnership (“Sunrise”), a subsidiary of PILP.

(xii) Paloma Partners: Paloma Partners is a private fund which invests substantially all of its capital in PILP through a master-feeder structure.

(xiii) Paloma Limited: Paloma Limited is a private fund which invests substantially all of its capital in PILP through a master-feeder structure.

(xiv) PPMC: PPMC is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”).  PPMC is the special member of Paloma Partners, provides advisory and non-advisory services to Paloma Limited and Paloma Partners based on a services agreement, and is a general partner of PILP and Sunrise.

(xv) TAM: TAM is, directly and/or indirectly, an owner of Cathay GP and New China, the managing member of Paloma Partners, and a general partner of PILP and Sunrise.  TAM also serves as the trading advisor for Paloma Limited.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of the Reporting Persons are set forth on Schedule A hereto.

Each of Mr. Sussman and Mr. Wolansky had previously jointly filed a Schedule 13G and amendments thereto on each of February 13, 2008, February 12, 2010 and October 28, 2010, in each case disclosing their respective beneficial ownership interests in the Common Stock then held directly by Cathay Auto Services Limited (“Cathay Auto”) and its sole shareholder, CIF.  Each of Mr. Sussman and Mr. Wolansky held 50% of the outstanding shares of NCIM, the investment manager of CIF. As a result, each of Mr. Sussman and Mr. Wolansky may have been deemed to beneficially own all of the Common Stock held by Cathay Auto and CIF.

Between May 2010 and July 2010, CIF distributed to its shareholders 121,540,560 shares of Common Stock and distributed to NCIM 7,873,300 shares of Common Stock.  As a result of such distributions, each of Mr. Sussman, Mr. Wolansky, Cathay Auto, CIF and NCIM filed an amendment to their Schedule 13G on October 28, 2010 (the “Terminating 13G Filing”) disclosing such changes in their respective beneficial ownerships and that each of such persons no longer were beneficial owners of more than five percent of the Common Stock of the Issuer.  The Terminating 13G Filing, however, did not include 11,369,120 shares of Common Stock then collectively held by Paloma Partners and Paloma Limited.  Based on the relationships between Mr. Sussman and those entities in Item 2(a) above, Mr. Sussman may have been deemed to beneficially own all of the Common Stock held by those entities.

On May 16, 2011, PILP (through Sunrise) acquired 13,000,000 shares of Common Stock.  As a result of such acquisition, Mr. Sussman may have been deemed to beneficially own in the aggregate 50,548,860 shares of Common Stock representing approximately 5.0% of the outstanding shares of Common Stock (based on a total of 1,010,997,726 shares of Common Stock reported by the Issuer as outstanding as of December 31, 2010 in the Issuer’s annual report on  Form 20-F/A dated June 3, 2011 (for the fiscal year ended December 31, 2010)).  These 50,548,860 shares of Common Stock were comprised of 13,000,000 shares held by PILP, 7,407,940 shares held by Paloma Partners, 3,961,180 shares held by Paloma Limited, 26,075,340 shares held by Mr. Sussman (directly, and through the GRAT and Caremi, as discussed below in Item 3(viii)), and 104,400 shares held by CIF.

As a result of the relationships between each of the Reporting Persons described in this Schedule 13D, the Reporting Persons have elected to jointly file this Schedule 13D.  Notwithstanding the foregoing, each of the Reporting Persons either disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Act between the Reporting Person and any other Reporting Person or has described herein a relationship with another Reporting Person but does not affirm the existence of such a group.  Even if deemed to beneficially own all of the Common Stock held by each Reporting Person that held Common Stock between the date of the Terminating 13G Filing and May 16, 2011 (excluding Mr. Wolansky in his individual capacity), Mr. Sussman would not have been deemed to hold more than 5% of the outstanding shares of Common Stock at any point during that period.

The shares of Common Stock reported to be beneficially owned by some of the Reporting Persons in this Schedule 13D are held by them and the other Reporting Persons in different capacities, with potentially different economic beneficial interests and in some cases with fiduciary obligations for different investor constituencies.  The Reporting Persons note that it may or may not be consistent with these potentially differing interests and obligations to act in concert with the other Reporting Persons in respect of the Common Stock, depending on the circumstances.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person except to the extent that he or it knows or has reason to believe that such information is inaccurate.

(b) The business addresses of the Reporting Persons are as follows:

Cathay Capital Holdings, L.P.
Cathay Master GP, Ltd.
New China Capital Management, LP
NCCM, LLC
TAM China, LLC
The Cathay Investment Fund, Limited
New China Investment Management, Inc.
Paul S. Wolansky
One Dock Street
Stamford, CT 06902 -5836

PILP
PPMC
Paloma Partners
Two American Lane
Greenwich, CT
06836-2571

Paloma Limited
c/o Harbour Financial Services Limited
Victoria Place, 31 Victoria Street
Hamilton HM10
Bermuda

Mr. Sussman
TAM
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

Hermann Leung
E4, 82 Repulse Bay Road
Hong Kong

(c) The present principal occupation of Mr. Sussman is serving as owner and/or manager of TAM China, President of Capital Asset Management, the managing partner of TAM, and Chairman of PPMC.  The present principal occupation of Mr. Wolansky is serving as owner and/or manager of NCCM, NCIM and other entities.  The present principal occupation of Mr. Leung is reviewing and monitoring investments for Cathay Capital and other entities. The principal business of each of NCCM and TAM China is serving as a general partner of New China.  The principal business of Cathay GP is serving as the general partner of Cathay Capital and other limited partnerships.  The principal business of New China is serving as investment manager for Cathay Capital and other limited partnerships.  The principal business of Cathay Capital is acquiring and holding, directly or indirectly, interests in the Issuer and other securities.  The principal business of TAM is providing advisory services to Paloma Partners, Paloma Limited, PILP and other private investment funds.  The principal business of PPMC is providing advisory and non-advisory services to Paloma Partners, Paloma Limited, PILP and other private investment funds.  The principal business of Paloma Partners, Paloma Limited and PILP is acquiring and holding, directly or indirectly, interests in the Issuer and other investments.

(d) No Reporting Person, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto,  has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons is as follows:

Cathay Capital – Cayman Islands
Cathay GP – Cayman Islands
CIF – Cayman Islands
New China – Delaware
NCCM – Delaware
TAM China – Delaware
NCIM – Delaware
PILP – Delaware
Paloma Partners – Delaware
Paloma Limited – Bermuda
PPMC – Delaware
TAM – United States Virgin Islands
Mr. Sussman – United States
Mr. Wolansky – United States
Mr. Leung – Australia

31 For purposes of this Statement, “Common Stock” means all of the ordinary shares of the Issuer, including those underlying ADSs.

Item 3.	Source and Amount of Funds or other Consideration

(i) The 15,748,860 shares of Common Stock (787,443 ADSs) held by Cathay Capital were acquired using working capital, capital contributed to Cathay Capital by its limited partners and margin loans.

(ii) The 104,400 shares of Common Stock (5,220 ADSs) held by CIF were acquired using working capital and capital contributed to CIF by its investors.

(iii) Mr. Wolansky may be deemed to beneficially own the following Common Stock:

• 14,716,740 shares of Common Stock (737,337 ADSs) directly held by Mr. Wolansky, acquired by Mr. Wolansky’s direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Wolansky (as described in Item 4 of the Terminating 13G Filing), and Mr. Wolansky’s direct purchase of the Common Stock from New China Management Corp. (“NCCM”) (as described in Item 4 of the Terminating 13G Filing), an entity in which Mr. Wolansky has a 50% interest and which is the former investment manager for CIF.
• 15,748,860 shares of Common Stock (787,443 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).
• 104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Wolansky may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

(iv) Mr. Leung may be deemed to beneficially own the following Common Stock:

• 8,826,520 shares of Common Stock (441,326 ADS) directly held by Web-based Securities Limited, the sole shareholder of which is Mr. Leung, acquired by distributions in-kind of Common Stock by CIF to Web-based Securities Limited and Mr. Leung’s direct purchase of Common Stock in the open market and subsequent transfer to Web-based Securities Limited.
• 20,000 shares of Common Stock (1,000 ADSs) directly held by Mr. Leung, acquired by Mr. Leung’s direct purchase of the Common Stock in the open market.

(v)  The 19,983,420 shares of Common Stock (999,171 ADSs) held by PILP (through Sunrise) were acquired using capital contributed to PILP by its limited partners (Paloma Partners and Paloma Limited).

(vi) All of the 7,407,940 (370,397 ADSs) and 3,961,180 (198,059 ADSs) shares of Common Stock held by Paloma Partners and Paloma Limited, respectively, were acquired in a distribution in-kind by CIF to Paloma Partners and Paloma Limited (as described in Item 4 of the Terminating 13G Filing).

(vii) TAM and PPMC may be deemed to have beneficial ownership of the shares of Common Stock held by PILP, Paloma Partners and Paloma Limited (based on relationships described in Item 2(a)).  Therefore, please see the description of source and amount of funds with respect to PILP, Paloma Partners and Paloma Limited above in (v) and (vi).

(viii) Mr. Sussman may be deemed to beneficially own the following Common Stock:

• 1,400,000 shares of Common Stock (70,000 ADSs) directly held by Mr. Sussman, acquired by Mr. Sussman’s direct purchase of the Common Stock in the open market, distributions in-kind of Common Stock by CIF to Mr. Sussman (as described in Item 4 of the Terminating 13G Filing), a transfer of Common Stock from the GRAT (as defined below) to Mr. Sussman and a distribution to Mr. Sussman by NCMC (as described in Item 4 of the Terminating 13G Filing), an entity in which Mr. Sussman has a 50% interest and which is the former investment manager for CIF.
•  20,382,920 shares of Common Stock (1,019,146 ADSs) held by a grantor retained annuity trust (the “GRAT”), of which Mr. Sussman is a co-trustee, acquired through transfers of Common Stock from Mr. Sussman to the GRAT (as co-trustee, pursuant to Section 13(d) of the Act and the rules thereunder, Mr. Sussman may be deemed to beneficially own all of the shares of Common Stock held by the GRAT).
• 4,292,420 shares of Common Stock (214,621 ADSs) held by Caremi Partners Ltd. (“Caremi”), of which Mr. Sussman is the sole shareholder (acquired by distributions in-kind of Common Stock by CIF to Caremi, as described in Item 4 of the Terminating 13G Filing).  Pursuant to Section 13(d) of the Act and the rules thereunder, because of his status as sole shareholder, Mr. Sussman may be deemed to beneficially own all of the Common Stock of the Issuer held by Caremi).
• 31,352,540 shares of Common Stock directly held collectively by PILP, Paloma Partners and Paloma Limited (based on the relationships described in Item 2(a) above, Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by those entities).
• 15,748,860 shares of Common Stock (787,443 ADSs) directly held by Cathay Capital (Mr. Sussman and Mr. Wolansky are the owners and sole officers and directors of Cathay GP, the general partner of Cathay Capital, and the owners of New China, the investment manager for Cathay Capital, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital).
• 104,400 shares of Common Stock (5,220 ADSs) directly held by CIF (Mr. Sussman and Mr. Wolansky each, directly and/or indirectly, own 50% of NCIM, the investment manager for CIF, and therefore Mr. Sussman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF).

Item 4.	Purpose of Transaction

Each of the Reporting Persons made the purchases noted in Item 3 above for investment purposes.  Each of the Reporting Persons will review its investments in the Common Stock from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, each of the Reporting Persons may determine to:

• acquire additional Common Stock through open market purchases or otherwise;
• sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Stock through the open market or otherwise; or
• otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

As part of Cathay Capital’s ongoing review of its investment in the Common Stock, the New China Reporting Persons may have from time to time talks or discussions with various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives of the Issuer, other shareholders of the Issuer and other persons or entities, in each case regarding the Issuer’s affairs and strategic alternatives.  From time to time prior to the date of this filing, New China Reporting Persons have had talks or discussions with such parties regarding the Issuer’s affairs and strategic alternatives.  To the knowledge of the Reporting Persons, none of the matters so discussed have resulted in the Issuer, its Board of Directors or its significant shareholders pursuing any specific course of action.

Based upon such talks or discussions, Cathay Capital may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market investment conditions, to pursue various strategic alternatives in respect of its investment in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

•forming and conducting potential strategic developments and plans related to the Issuer;
•seeking representation on the Board of Directors of the Issuer;
•making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;
•seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;
•restructuring and effecting other significant transactions with respect to the Issuer;
•participating in a “going-private” transaction;
•taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or
•providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Cathay Capital or any other Reporting Person.

The Sussman Reporting Persons acquired the shares of Common Stock reported herein to be beneficially owned by them in distribution from CIF and NCCM and in open market transactions as an investment.  Subject to applicable law and regulations and depending upon certain factors, including without limitation, general market and investment conditions, the financial performance of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of shares of Common Stock desirable, the Sussman Reporting Persons may purchase additional Shares in the open market or in private transactions or otherwise and may dispose of the shares of Common Stock currently held.

Item 5.	Interest in Securities of the Issuer (a), (b) The following information with respect to the ownership of the Common Stock is provided as of the date hereof:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Capital Holdings II, L.P. (1)	15,748,860	1.6%	0	15,748,860	0	15,748,860
Cathay Master GP, Ltd. (2)	15,748,860	1.6%	0	15,748,860	0	15,748,860
New China Capital Management, LP (3)	15,748,860	1.6%	0	15,748,860	0	15,748,860
NCCM, LLC (4)	15,748,860	1.6%	0	15,748,860	0	15,748,860
TAM China, LLC (5)	15,748,860	1.6%	0	15,748,860	0	15,748,860
The Cathay Investment Fund, Limited (6)	104,400	0.0%	0	104,400	0	104,400
New China Investment Management, Inc. (7)	104,400	0.0%	0	104,400	0	104,400
PILP (8)	19,983,420	2.0%	0	19,983,420	0	19,983,420
Paloma Partners (9)	7,407,940	0.7%	0	7,407,940	0	7,407,940
Paloma Limited (10)	3,961,180	0.4%	0	3,961,180	0	3,961,180
PPMC (11)	31,352,540	3.1%	0	31,352,540	0	31,352,540
TAM (12)	31,352,540	3.1%	0	31,352,540	0	31,352,540
S. Donald Sussman (13)	73,281,140	7.2%	26,075,340	47,205,800	26,075,340	47,205,800
Paul S. Wolansky (14)	30,570,000	3.0%	14,716,740	15,853,260	14,716,740	15,853,260
Hermann Leung (15)	8,846,520	0.9%	8,846,520	0	8,846,520	0

(1) Cathay Capital is the record owner of 15,748,860 shares of Common Stock.

(2) Cathay GP, as general partner of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by Cathay Capital.

(3) New China, as the investment manager of Cathay Capital, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(4) NCCM, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(5) TAM China, as general partner of New China, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.

(6) CIF is the record owner of 104,400 shares of Common Stock.

(7) NCIM, as the investment manager of CIF, may be deemed to have shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock directly held by CIF.

(8) PILP is the owner of 19,983,420 shares of Common Stock (through Sunrise).

(9) Paloma Partners is the record owner of 7,407,940 shares of Common Stock.

(10) Paloma Limited is the record owner 3,961,180 shares of Common Stock.

(11) PPMC, as a general partner of PILP, special member of Paloma Partners and adviser to Paloma Limited, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held by PILP (through Sunrise), Paloma Partners and Paloma Limited.

(12) TAM, as a general partner of PILP, managing member of Paloma Partners and trading advisor to Paloma Limited, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held by PILP (through Sunrise), Paloma Partners and Paloma Limited.

(13)  See Item 3(viii) above for a description of the shares of Common Stock that Mr. Sussman may be deemed to beneficially own.

(14)  The 30,570,000 shares of Common Stock beneficially owned by Mr. Wolansky consist of (i) 14,716,740 shares of Common Stock directly held by Mr. Wolansky, (ii) 15,748,860 shares of Common Stock held directly by Cathay Capital and (iii) 104,400 shares of Common Stock held directly by CIF.  Mr. Wolansky, as the sole member of NCCM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock held directly by Cathay Capital.  Mr. Wolansky, as the holder of 50% of the outstanding shares of NCIM, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose of or direct the disposition of) the Common Stock held directly by CIF.

(15) The 8,846,520 shares of Common Stock beneficially owned by Mr. Leung consist of (i) 8,826,520 shares of Common Stock directly held by Web-based Securities Limited, the sole shareholder of which is Mr. Leung, and (ii) 20,000 shares of Common Stock directly held by Mr. Leung.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified as holding the Common Stock reported on this Statement) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)   The trading dates, number of shares of Common Stock purchased or sold, and the price per ADS (each of which represents 20 shares of Common Stock) for all transactions by the Reporting Persons in shares of Common Stock since 60 days prior to May 16, 2011, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per ADS

Paul Wolansky	9/15/2011	200,000	$7.51
Paul Wolansky	9/15/2011	200,000	$7.46
Paul Wolansky	9/15/2011	20,000	$7.77
Paul Wolansky	9/15/2011	180,000	$7.76
Paul Wolansky	9/19/2011	4,000	$7.36
Paul Wolansky	9/19/2011	4,000	$7.36
Paul Wolansky	9/19/2011	4,000	$7.36
Paul Wolansky	9/19/2011	200,000	$7.35
Paul Wolansky	9/19/2011	200,000	$7.35
Paul Wolansky	9/19/2011	180,000	$7.38
Paul Wolansky	9/19/2011	156,000	$7.36
Paul Wolansky	9/19/2011	151,640	$7.30
Paul Wolansky	9/19/2011	48,360	$7.30
Paul Wolansky	9/19/2011	8,000	$7.36
Paul Wolansky	9/19/2011	4,000	$7.36
Paul Wolansky	9/19/2011	4,000	$7.35
Paul Wolansky	9/19/2011	4,000	$7.36
Paul Wolansky	9/19/2011	4,000	$7.36
Paul Wolansky	9/19/2011	20,000	$7.36
Paul Wolansky	9/19/2011	4,000	$7.39
Paul Wolansky	9/19/2011	4,000	$7.36
Paul Wolansky	9/20/2011	46,920	$7.10
Paul Wolansky	9/21/2011	100,000	$6.90
Paul Wolansky	9/21/2011	100,000	$6.93
Paul Wolansky	9/21/2011	100,000	$6.95
Paul Wolansky	9/21/2011	100,000	$7.01
Paul Wolansky	9/22/2011	100,000	$6.46
Paul Wolansky	9/22/2011	100,000	$6.55
Paul Wolansky	9/22/2011	100,000	$6.50
Paul Wolansky	9/22/2011	100,000	$6.60

Cathay Capital Holdings II, L.P.	12/13/2011	904,800	$6.967532
Cathay Capital Holdings II, L.P.	12/14/2011	2,843,460	$6.946733
Cathay Capital Holdings II, L.P.	12/15/2011	458,900	$6.96529634
Cathay Capital Holdings II, L.P.	12/16/2011	3,352,020	$6.93691435
Cathay Capital Holdings II, L.P.	12/19/2011	3,986,320	$6.90482236
Cathay Capital Holdings II, L.P.	12/20/2011	133,460	6.9524$37
Cathay Capital Holdings II, L.P.	12/21/2011	1,856,620	$6.82744638
Cathay Capital Holdings II, L.P.	12/22/2011	146,140	$6.92739
Cathay Capital Holdings II, L.P.	12/23/2011	750,900	$6.80329940
Cathay Capital Holdings II, L.P.	12/27/2011	1,191,860	6.7571$41
Cathay Capital Holdings II, L.P.	12/28/2011	124,380	$6.67802842

PILP43	5/16/11	13,000,000	$17.2812
PILP44	5/17/11	5,200,000	$16.922
PILP45	5/18/11	1,800,000	$16.1019
PILP46	5/24/11	500,000	$15.7926
PILP47	9/1/11	(157,220)	$10.3658
PILP48	9/2/11	(454,000)	$10.0018
PILP49	9/6/11	(2,000,000)	$9.5964
PILP50	9/7/11	(1,800,900)	$10.0748
PILP51	9/8/11	(3,000,000)	$10.365
PILP52	9/9/11	(1,000,000)	$10.343
PILP53	9/12/11	(873,980)	$10.3878
PILP54	9/13/11	(1,000,000)	$10.5077
PILP55	9/14/11	(425,020)	$10.6242
PILP56	9/27/11	(820,000)	$6.5074
PILP57	9/28/11	(613,040)	$6.4273

S. Donald Sussman	3/28/11	1,000,000	$12.09

Hermann Leung	3/21/2011	100,000	$13.01
Hermann Leung	6/7/2011	20,000	$15.15

32 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.89 to $7.00.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

33 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.92 to $7.00.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

34 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.94 to $7.00.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

35 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.88 to $7.00.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

36 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.84 to $6.95.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

37 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.92 to $6.98.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

38 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.71 to$6.95.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

39 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.86 to $6.95.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

40 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.77 to $6.95.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

41 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.65 to $6.85.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

42 These shares of Common Stock were sold in multiple transactions at prices ranging from $6.60 to $6.75.  Cathay Capital hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

43 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $17.00 to $17.49.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

44 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $16.77 to $17.00.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

45 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $15.785 to $16.34.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

46 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $15.75 to $15.82.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

47 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $10.30 to $10.47.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

48 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $9.83 to $10.40.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

49 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $9.35 to $9.80.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

50 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $9.75 to $10.25.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

51 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $10.00 to $10.51.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

52 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $10.25 to $10.45.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

53 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $10.30 to $10.42.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

54 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $10.40 to $10.60.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

55 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $10.50 to $10.86  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

56 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $6.49 to $6.63.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

57 PILP holds its shares of the Issuer’s Common Stock through Sunrise.  These shares of Common Stock were sold in multiple transactions at prices ranging from $6.40 to 6.52.  PILP hereby undertakes to provide upon request by the SEC Staff full information regarding the number of shares purchased or sold at each separate price.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to an arrangement with UBS Bank US, Mr. Wolansky has agreed to pledge the shares of Common Stock held directly by Mr. Wolansky as collateral in order to provide credit support to Cathay Capital.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated December 29, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           December 29, 2011

CATHAY CAPITAL HOLDINGS II, L.P.

By:	Cathay Master GP, Ltd., its general partner

By:	/s/ Paul S. Wolansky

Name: Paul S. Wolansky

Title: Director

CATHAY MASTER GP, LTD.

By:	/s/ Paul S. Wolansky

Name: Paul S. Wolansky

Title: Director

NEW CHINA CAPITAL MANAGEMENT, LP

By:	NCCM, LLC, its general partner

By:	/s/ Paul S. Wolansky

Name: Paul S. Wolansky

Title: Member

NCCM, LLC

By:	/s/ Paul S. Wolansky

Name: Paul S. Wolansky

Title: Member

THE CATHAY INVESTMENT FUND, LIMITED

By:	/s/ Paul S. Wolansky

Name: Paul S. Wolansky

Title: Director

PAUL S. WOLANSKY

/s/ Paul S. Wolansky

HERMANN LEUNG

/s/ Hermann Leung

NEW CHINA INVESTMENT MANAGEMENT, INC.

By:	/s/ Paul S. Wolansky

Name: Paul S. Wolansky

Title: Chairman

TAM CHINA, LLC

By:	/s/ S. Donald Sussman

Name: S. Donald Sussman

Title: Member

PALOMA INTERNATIONAL L.P.

By:	Trust Asset Management LLP, its general partner

By:	Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman

Name: S. Donald Sussman

Title: President

PALOMA PARTNERS LLC

By:	Trust Asset Management, LLP, its managing member

By:	Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman

Name: S. Donald Sussman

Title: President

PALOMA INTERNATIONAL LIMITED

By:	Trust Asset Management, LLP, its trading advisor

By:	Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman

Name: S. Donald Sussman

Title: President

PALOMA PARTNERS MANAGEMENT COMPANY

By:	/s/ Michael J. Berner

Name: Michael J. Berner

Title: Executive Vice President

TRUST ASSET MANAGEMENT, LLP

By:	Capital Asset Management, Inc., its managing partner

By:	/s/ S. Donald Sussman

Name: S. Donald Sussman

Title: President

S. DONALD SUSSMAN

/s/ S. Donald Sussman

Schedule A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

*Unless indicated otherwise, all individuals listed on this Schedule A are citizens of the United States.

Name	Position/Reporting Person	Principal Occupation	Name, Address and Principal Business of Employer
S. Donald Sussman	Chairman and Sole Director/PPMC President/Capital Asset Management (TAM’s managing partner) Director/Cathay GP Director/NCIM Director/CIF	Chairman and Sole Director/PPMC President/Capital Asset Management (TAM’s managing partner)	PPMC Two American Lane Greenwich, CT 06836-2571 TAM 6100 Red Hook Quarters, Suite C1-C6 St. Thomas, United States Virgin Islands 00802-1348
Michael Berner	General Counsel/PPMC	General Counsel/PPMC	PPMC Two American Lane Greenwich, CT 06836-2571
Heather Garson	Chief Compliance Officer/PPMC	Chief Compliance Officer/PPMC	PPMC Two American Lane Greenwich, CT 06836-2571
Gregory Hayt	President and Chief Risk Officer/PPMC	President and Chief Risk Officer/PPMC	PPMC Two American Lane Greenwich, CT 06836-2571
Gavin Morrocu	Director of Tax/PPMC	Director of Tax/PPMC	PPMC Two American Lane Greenwich, CT 06836-2571
Randall Tam	Chief Financial Officer/PPMC	Chief Financial Officer/PPMC	PPMC Two American Lane Greenwich, CT 06836-2571
Philip Anker (Citizenship: Germany)	Managing Director/PPMC	Managing Director/PPMC	PPMC Two American Lane Greenwich, CT 06836-2571
Roderick Forrest (Citizenship: Bermuda)	Director/Paloma Limited	Attorney/Wakefield Quin Limited	Wakefield Quin Limited Victoria Place, 31 Victoria Street Hamilton HM10, Bermuda
Nicholas J. Hoskins (Citizenship: Bermuda)	Director/Paloma Limited	Attorney/Wakefield Quin Limited	Wakefield Quin Limited Victoria Place, 31 Victoria Street Hamilton HM10, Bermuda
Paul S. Wolansky	Chief Executive Officer/New China Chairman and Director/NCIM Director/Cathay GP Director/CIF	Chief Executive Officer/New China Chairman and Director/NCIM	New China One Dock Street Stamford, CT 06902-5836 NCIM One Dock Street Stamford, CT 06902-5836
Hermann Leung (Citizenship: Australia)	President/NCIM	Executive Director/New China Capital Management (HK) Ltd.	New China Capital Management (HK) Ltd. 14th Floor 33 Garden Road Hong Kong